Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations	+1 (630) 887-3745

CNH Shareholders Approve Strategic Combination Between

Fiat Industrial S.p.A. and CNH Global N.V.

BURR RIDGE, IL — (July 23, 2013) — CNH Global N.V. (NYSE: CNH) announced today that the shareholders of CNH Global N.V. met at an Extraordinary General Meeting and approved the merger between Fiat Industrial S.p.A. and CNH Global N.V. with and into a newly established company to be named CNH Industrial N.V.

Subject to the closing of the transaction, CNH shareholders will receive 3.828 common shares of CNH Industrial for each CNH Global share they hold at the time of the merger. Furthermore, CNH shareholders that participated in the CNH extraordinary general meeting of shareholders, including those who attended or voted via proxy, are entitled to make an election to receive, upon completion of the merger, one additional special voting share for each common share of CNH Industrial they will receive upon the effectiveness of the merger, provided that they hold the shares in respect of which they have made such election continuously from the record date for the CNH Extraordinary General Meeting of shareholders (June 25, 2013) through the effective time of the CNH merger. Further information regarding the procedures for making the election to receive special voting shares may be found on the Company’s website, www.cnh.com.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,500 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). Further information on CNH and its Case and New Holland products can be found on the corporate website www.cnh.com.

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This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in CNH’s annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.